THE HERTZ CORPORATION
225 Brae Boulevard
Park Ridge, NJ 07656-0713

March 4, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:          Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that The Hertz Corporation (“Hertz”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on March 4, 2013.  Hertz has made such disclosure based on information provided by its affiliate, Clayton, Dubilier & Rice, LLC, and not due to the business activities conducted by Hertz.

Respectfully submitted,

/s/ J. Jeffrey Zimmerman
J. Jeffrey Zimmerman
Senior Vice President, General Counsel and
Corporate Secretary
The Hertz Corporation